

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2012

<u>Via Facsimile and Mail</u>
Mr. Mark R. Richards
President and Chief Executive Officer
Paperweight Development Corp.
Appleton Papers Inc.
825 East Wisconsin Avenue, P.O. Box 359
Appleton, Wisconsin 54912-0359

     Re: **Paperweight Development Corp.**
              Form 10-K for Fiscal Year Ended January 1, 2011
              Filed March 11, 2011
              File No. 333-82084-01

              Appleton Papers Inc.
              Form 10-K for Fiscal Year Ended January 1, 2011
              Filed March 11, 2011
              File No. 333-82084

Dear Mr. Richards:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Pamela Howell
                        for

                        John Reynolds
                        Assistant Director